Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross announces ownership of shares of Eminent Gold Corp.

(All dollar amounts are expressed in Canadian dollars, unless otherwise noted.)

Toronto, Ontario, May 5, 2025 – Kinross Gold Corporation (“Kinross” or the “Company”) (TSX: K, NYSE: KGC) announced today that it has acquired an aggregate of 7,574,237 units (each, a “Unit”) of Eminent Gold Corp. (“Eminent”) at a price of $0.40 per Unit and an aggregate purchase price of $3,029,694.80 (the “Acquisition”), pursuant to the closing of a private placement by Eminent of 10,711,900 Units. Each Unit consisted of one common share in the capital of Eminent (each, a “Share”) and one-half of one Share purchase warrant (each whole warrant being a “Warrant”). Each Warrant shall entitle the holder thereof to acquire one Share at an exercise price of $0.70 per Share for a period of 24 months from their issuance.

Prior to the Acquisition, Kinross did not own or have control over any securities of Eminent. As a result of the Acquisition, Kinross acquired an aggregate of 7,574,237 Shares and 3,787,118 Warrants, representing approximately 9.9% of the issued and outstanding Shares on a non-diluted basis and 14.15% of the issued and outstanding Shares on a partially diluted basis.

An early warning report filed by Kinross in connection with the investment will be available on Eminent’s SEDAR+ profile at www.sedarplus.ca. Alternatively, you may contact Luke Crosby, Senior Vice President, General Counsel and Corporate Secretary at 647-788-4478 to obtain a copy of the report. Kinross is organized under the laws of the Province of Ontario and its head office is located at 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5. Eminent’s head office is located at 1055 West Georgia Street, 1500 Royal Centre, PO Box 11117, Vancouver, British Columbia V6E 4N7.

Kinross acquired the Units for investments purposes. Kinross may, from time to time, increase or decrease its investment in the Issuer through market transactions, private placements, treasury issuances or otherwise, including pursuant to the terms of the Investor Rights Agreement between Kinross and the Issuer. Kinross has agreed to a standstill at 19.9%, calculated on a partially diluted basis.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations and Communications

phone: 416-365-2854

InvestorRelations@kinross.com

p. 2 Kinross announces ownership of shares of Eminent Gold Corp.	www.kinross.com